UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 1-33682

First Advantage Bancorp
(Exact name of registrant as specified in its charter)

1430 Madison Street, Clarksville, Tennessee 37040; (931) 552-6176
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[ ]	Rule 12g-4(a)(1)
[ ]	Rule 12g-4(a)(2)
[ X ]	Rule 12h-3(b)(1)(i)*
[ ]	Rule 12h-3(b)(1)(ii)
[ ]	Rule 15d-6

Explanatory Note:  First Advantage Bancorp, a bank holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above.

Approximate number of holders of record as of the certification date:  544

Pursuant to the requirements of the Securities Exchange Act of 1934, First Advantage Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 13, 2013	By:	/s/Earl O. Bradley, III
                                                                                                Earl O. Bradley, III
                                                                                                Chief Executive Officer